UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G (AMENDMENT NO. 4)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Green Mountain Coffee Roasters, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

393122106

(CUSIP Number)

September 5, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen P. Magowan, individually and as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    Sole Voting Power

        6,900,099 (All 6,900,099 shares are held in three irrevocable trusts, which are for the benefit of family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

6. Shared Voting Power 3,600 (held jointly with Mr. Magowan’s spouse).

  7.    Sole Dispositive Power

6,900,099 (All 6,900,099 shares are held in three irrevocable trusts, which are for the benefit of family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

8. Shared Dispositive Power 3,600 (held jointly with Mr. Magowan’s spouse).

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

6,903,699 (of which 3,600 are held by Mr. Magowan jointly with his spouse and 6,900,099 shares are held in three irrevocable trusts, which are for the benefit of family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.

Percent of Class Represented by Amount in Row (9)

4.44% (This calculation is based on the 155,527,442 shares of Common Stock reported by the Issuer to be outstanding as of July 25, 2012 in its most recent filing on Form 10-Q for the thirteen weeks ended June 23, 2012).

12.	Type of Reporting Person (See Instructions) IN

ITEM 1.

(a)	NAME OF ISSUER

Green Mountain Coffee Roasters, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

(a)	NAME OF PERSON FILING

Stephen P. Magowan, individually and as Trustee

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

Sunrise Management Services, LLC
180 Battery St., Suite 250
Burlington, VT 05401

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value per share

(e)	CUSIP NUMBER

393122106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

6,903,699 (of which 3,600 are held by Mr. Magowan jointly with his spouse and 6,900,099 shares are held in three irrevocable trusts, which are for the benefit the family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

(b)	Percent of class:

4.44% (This calculation is based on the 155,527,442 shares of Common Stock reported by the Issuer to be outstanding as of July 25, 2012 in its most recent filing on Form 10-Q for the thirteen weeks ended June 23, 2012).

(c)	Number of shares as to which the person has:

(i)	Sole power to direct the vote:

6,900,099 (All 6,900,099 shares are held in three irrevocable trusts, which are for the benefit the family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

(ii)	Shared power to direct the vote:

3,600 (held jointly with Mr. Magowan’s spouse)

(iii)	Sole power to dispose or to direct the disposition of:

6,900,099 (All 6,900,099 shares are held in three irrevocable trusts, which are for the benefit the family members of Mr. Robert P. Stiller. Mr. Magowan is Trustee of each of these three trusts.)

(iv)	Shared power to dispose or to direct the disposition of:

3,600 (held jointly with Mr. Magowan’s spouse)

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2012
Date

/s/Stephen P Magowan
Signature

Stephen P. Magowan, individually and as Trustee
Name/Title